

Michael Levy · 2nd

CEO at SOMATIC

-  Somatic
- Y Combinator

New York, New York, United States · **Contact info**

500+ connections

 **3 mutual connections:** Jonny Price, Julian Ivann, and 1 other

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Experience

 **CEO**
Somatic
Aug 2018 – Present · 3 yrs 2 mos
NYC

CoFounder
Trike
Aug 2015 – May 2018 · 2 yrs 10 mos

 **CEO / CoFounder**
Chalkable
Sep 2010 – Apr 2015 · 4 yrs 8 mos

Acquired by PowerSchool

Education



Y Combinator
W20
2020 – 2020

HAX
2019

Hardware accelerator in Shenzhen

500 Startups
2012

S12 - Mountain View, CA

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Skills & endorsements

Start-ups · 5

Taras Kolodiy and 4 connections have given endorsements for this skill

Entrepreneurship · 4

Daniel Landesman and 3 connections have given endorsements for this skill

Strategic Partnerships · 3

Daniel Landesman and 2 connections have given endorsements for this skill

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